UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

AMERICAN ITALIAN PASTA COMPANY
(Name of Subject Company)
AMERICAN ITALIAN PASTA COMPANY
(Name of Person(s) Filing Statement)

Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)

027070101
(CUSIP Number of Class of Securities)

John P. Kelly
President and Chief Executive Officer
1251 N.W. Briarcliff Parkway, Suite 500
Kansas City, Missouri 64116
816-584-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
William F. Seabaugh, Esq.
Bryan Cave LLP
211 North Broadway, Suite 3600
St. Louis, Missouri 63101
(314) 259-2000
and
James M. Ash, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, Missouri 64112
(816) 983-8000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

     This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on June 24, 2010 (as amended or supplemented from time to time, the “Schedule 14D-9”) by American Italian Pasta Company, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to a tender offer by Excelsior Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ralcorp Holdings, Inc., a Missouri corporation (“Parent”), to purchase all outstanding shares of Class A Convertible Common Stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $53.00 per Share to the sellers thereof in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2010 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, are referred to in the Schedule 14D-9 and this Amendment No. 5 as the “Offer.” The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 20, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.
     The information in this Amendment No. 5 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 5.
     You should read this Amendment No. 5 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:
“Expiration of the Offer
     The Offer expired at 12:00 midnight, New York City time, at the end of Thursday, July 22, 2010. A total of 18,599,898 Shares (excluding 1,316,889 Shares tendered by notice of guaranteed delivery) have been tendered and not withdrawn pursuant to the Offer, representing approximately 85.2% of the outstanding Shares (excluding approximately 6.0% of outstanding Shares tendered by notice of guaranteed delivery). All Shares that were validly tendered and not validly withdrawn have been accepted for payment in accordance with the terms of the Offer, and Purchaser will pay for all such Shares promptly. The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. On July 23, 2010, Parent and the Company issued a joint press release announcing the results of the Offer and the expected closing of the Merger.
     Pursuant to the Merger Agreement, Purchaser will exercise the Top-Up Option to purchase newly issued Shares from the Company at the Offer Price, which will permit Parent to effect a short-form merger as promptly as practicable, without the need for a vote or meeting of the Company’s remaining stockholders. Following the Merger, each Share not accepted for payment in the Offer will be converted into the right to receive $53.00 in cash, without interest and less any required withholding taxes, the same price paid in the Offer, with the Company becoming a wholly owned subsidiary of Parent. Following the Merger, the Shares will cease to be traded on the NASDAQ.
     On July 23, 2010, Parent and the Company issued a joint press release announcing the results of the Offer and the expected closing of the Merger. The full text of the press release is attached as Exhibit (a)(5)(H) to this Schedule 14D-9 and incorporated herein by reference.”
ITEM 9. EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(5)(H)	Joint Press Release issued by Ralcorp Holdings, Inc. and American Italian Pasta Company regarding the expiration of the Offer, dated July 23, 2010 (incorporated by reference to Exhibit (a)(5)(H) of the Schedule TO).

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2010	AMERICAN ITALIAN PASTA COMPANY
	By:	/s/ John P. Kelly
		Name:	John P. Kelly
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(H)	Joint Press Release issued by Ralcorp Holdings, Inc. and American Italian Pasta Company regarding the expiration of the Offer, dated July 23, 2010 (incorporated by reference to Exhibit (a)(5)(H) of the Schedule TO).